May 30, 2025

VIA EDGAR

CONFIDENTIAL

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jennifer Angelini and Erin Purnell

Re:          GCT Semiconductor Holding, Inc.

Amendment to Registration Statement on Form S-3

File No. 333-286704

Filed May 13, 2025

To the addressees set forth above:

On behalf of our client, GCT Semiconductor Holding, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated May 20, 2025, relating to the above referenced Amended Registration Statement on Form S-3 (the “Registration Statement”). Concurrently herewith, the Company is submitting an Amendment No. 2 to the Registration Statement on Form S-3 (the “Amended Registration Statement”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold and italicized texts, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Registration Statement), all page references herein correspond to the page of the Amended Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amended Registration Statement. Where appropriate, changes conforming to those noted in responses have also been made elsewhere in the prospectus.

Morgan, Lewis & Bockius LLP

101 Park Avenue New York, NY 10178-0060	+1.212.309.6000
United States	+1.212.309.6001

Securities and Exchange Commission

May 30, 2025

Amendment to Form S-3 filed May 13, 2025

General

1.	We note your response to prior comment 2, but are unable to concur with your analysis. In order to conduct this offering consistent with Rule 415(a)(1)(i) of the Securities Act and item 501(b)(3) of Regulation S-K, the securities to be offered for resale must be on a recognized and established trading market. Because the private placement warrants and Anapass warrants are not listed or traded on any such market, you must disclose the fixed price at which those securities will be offered for the duration of the offering or until they are listed or quoted on a market.

Response: The Company respectfully notes that Instruction 2 to Item 501(b)(3) of Regulation S-K provides that “if it is impracticable to state the price to the public” the issuer must “explain the method by which the price is to be determined.” Because the private placement warrants and Anapass warrants will be resold in privately negotiated transactions by selling security holders at various times and in various manners, it is impracticable for the Company to state in the Registration Statement a fixed price at which such warrants will be sold. The Company does not have any control over when and how such selling security holders of warrants will sell the warrants or the underlying shares of common stock, nor are such selling security holders required to notify the Company when such sales occur, except in cases where the selling security holders exercise the warrants.

The Company respectfully advises the Staff that the prospectus contained in the Amended Registration Statement has been revised on the cover page and pages 6, 18, and 30 to include disclosure indicating that the price at which the private placement warrants and Anapass warrants will be sold will depend, in part, on the manner and timing of such sales, but, in any event, that the Company expects that the price will likely be derived from the market price of its common stock and public warrants traded on The New York Stock Exchange.

Cover Page

2.	We note your response to prior comment 5 and reissue it. Your revised cover page should separately disclose the information required by Item 501(b)(3) of Regulation S-K with respect to the (i) shares being offered, which may explain or cross-reference the method of a market or negotiated price pursuant to instruction 2 thereto, and (ii) private placement warrants and Anapass warrants, which should be offered at a fixed price as outline in comment 1 above. Additionally revise your plan of distribution section to clearly distinguish the method at which shares may be offered for resale from the fixed price at which the warrants are being offered for resale.

Response: In response to the Staff's comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page and page 30 of the Amended Registration Statement.

Securities and Exchange Commission

May 30, 2025

Description of Securities

Certain Anti-Takeover Provisions of Delaware Law

Forum Selection, page 27

3.	We note your revisions in response to prior comment 1. Please further address the following items:

•	With respect to the private placement warrants, additionally disclose that the exclusive forum provisions will not apply to actions arising under the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum, consistent with Section 9.3 of the agreement filed as Exhibit 4.3

Response: In response to the Staff's comment, the Company respectfully advises the Staff that it has revised the disclosure on page 28 of the Amended Registration Statement.

•	We note the exclusive forum provisions governing the private placement warrants apply to Securities Act claims. Additionally disclose that there is uncertainty as to whether a court would enforce such provisions, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: In response to the Staff's comment, the Company respectfully advises the Staff that it has revised the disclosure on page 28 of the Amended Registration Statement.

•	We note your disclosure that, “[O]ur warrant agreement governing the Anapass warrants designate the courts of the State of California as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our Anapass Warrants.” However, we are unable to locate this provision within the warrant filed as Exhibit 4.4 or agreement filed as Exhibit 10.1. Revise accordingly, including disclosure as to whether purchasers of Anapass warrants are subject to the Delaware exclusive forum provisions in your charter, or advise.

Response: In response to the Staff's comment, the Company respectfully advises the Staff that it has revised the disclosure on page 28 of the Amended Registration Statement.

Exhibits

4.	We note your response to prior comment 3 and reissue it in part. Please file a revised opinion that covers the 500,000 shares underlying your convertible promissory note on a “when-issued” basis. Refer to Sections II.B.1.b and II.B2.h of Staff Legal Bulletin 19.

Response: In response to the Staff's comment, the Company respectfully advises the Staff that it has revised the Exhibit 5.1 to the Amended Registration Statement.

Please do not hesitate to contact the undersigned at +1.650.843.7263 or David Bionghi at +1.212.309.6138 with any questions you may have regarding this submission.

Very truly yours,

/s/ Albert Lung
Albert Lung